July 20, 2005


Mail Stop 4561

Mr. Walter Weisel
Principal Financial Officer
Innova Holdings, Inc.
17105 San Carlos Blvd, Suite A6151
Fort Myers, FL 33931

Re:	Innova Holdings, Inc.
	Form 10-KSB for the year ended December 31, 2004
	Filed April 19, 2005
	File No. 0-33231

Dear Mr. Weisel:

      We have reviewed your response letter dated July 18, 2005 and have the following additional comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended December 31, 2004

Financial Statements

Note 4 - Capital Stock, page 43

1. We have read your response to prior comment 1. We understand that the Series A Preferred Stock was not issued by RWT, but was issued by
Innova prior to the reverse merger and any proceeds from the issuance of the Series A Preferred Stock was received by Innova, not RWT. However, considering that you assumed the Series A Preferred Stock as part of the merger, please tell why you did not carryover the unamortized embedded beneficial conversion feature separately at the time of the recapitalization. Please cite the relevant accounting literature that supports your accounting treatment.

2. We have read your response to prior comment 2. We note that the beneficial conversion feature was treated as a dividend and recognized as a return to the preferred shareholders at the time of issuance. However, we would have expected the discount to be amortized through retained earnings pursuant to footnote 5 to paragraph 8 of EITF 98-5. We reissue the portion of our previous comment that asked you to tell us why the discount was amortized through additional paid-in capital rather than accumulated deficit.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Rachel Zablow, Staff Accountant, at (202)
551-
3428 or the undersigned at (202) 551-3403 if you have questions.



						Sincerely,



Steven Jacobs
Accounting Branch Chief


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Mr. Walter Weisel
Innova Holdings, Inc.
July 20, 2005
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